Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

J.P. Morgan Securities Inc.

383 Madison Avenue

New York, New York 10179

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

November 16, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortinet, Inc.
Registration Statement on Form S-1
Registration File No. 333-161190

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Fortinet, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 p.m. Eastern Daylight Time on November 17, 2009, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 2, 2009:

(i)	Dates of distribution: November 2, 2009 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 11,356

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 474

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED J.P. MORGAN SECURITIES INC. DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ ANDREW GUEVARA JR.
Name:	Andrew Guevara Jr.
Title:	Managing Director

By:	J.P. Morgan Securities Inc.

By:	/s/ CURT SIGFSTEAD
Name:	Curt Sigfstead
Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ RICHARD HART
Name:	Richard Hart
Title:	Managing Director

By:	/s/ TED TOBIASON
Name:	Ted Tobiason
Title:	Managing Director